Exhibit 3.2

CERTIFICATE OF DESIGNATIONS,

RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF

SERIES B CONVERTIBLE PREFERRED STOCK

OF SENESTECH, INC.

Delaware corporation

Pursuant to Section 151

of the General Corporation Law of the State of Delaware

I, Loretta P. Mayer, Ph.D., Chairman of the Board and Chief Executive Officer of SenesTech, Inc., a Delaware corporation (the “Company”), certifies that pursuant to the authority contained in Article IV of the Company’s Certificate of Incorporation, as amended, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Company’s Board of Directors has adopted the following resolutions creating a series of its Preferred Stock, $0.001 par value (the “Preferred Stock”), designated as Series B Convertible Preferred Stock:

WHEREAS, the Certificate of Incorporation of this Company provides for a class of shares known as Preferred Stock, issuable from time to time in one or more series; and

WHEREAS, the Board of Directors of this Company is authorized to determine or alter the rights, preferences, privileges, powers, restrictions, rights and other characteristics granted to or imposed upon any wholly unissued series of Preferred Stock, to fix the number of shares constituting any such series, and to determine the designation thereof, or any of them;

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors of the Company hereby fixes and determines the designations of, the number of shares constituting, and the rights, preferences, privileges and restrictions relating to, a new series of Preferred Stock as follows:

1.           Number of Shares; Designation. A total of 7,515,000 shares of Preferred Stock, par value $0.001 per share, of the Company are hereby designated as Series B Preferred Stock (the “Series B Preferred”).

2.           Rank. The Series shall, with respect to rights upon liquidation, dissolution or winding-up of the affairs of the Company, rank:

(a)          Senior and prior to the Common Stock, par value $0.001 per share, of the Company (the “Common Stock”), and any additional series of Preferred Stock that may be in the future issued by the Company and are designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional Preferred Stock as ranking junior to the Series B Preferred. Any shares of the Company’s Capital Stock that are junior to the Series B Preferred with respect to rights upon liquidation, dissolution or winding up of the affairs of the Company are hereinafter referred to as “Junior Liquidation Shares.”

(b)          Pari passu with the Series A Preferred Stock of the Company (designated in the Certificate of Incorporation as “Series Preferred”) and any additional series of Preferred Stock that may in the future be issued by the Company and are designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional Preferred Stock as ranking equal to the Series B Preferred or that do not state they are Junior Shares or Senior Shares (as defined below). Any shares of the Company’s Capital Stock that are equal to the Series B Preferred with respect to rights upon liquidation, dissolution or winding up of the affairs of the Company are hereinafter referred to as “Parity Liquidation Shares.”

(c)          Junior to any additional series of Preferred Stock that may in the future be issued by the Company and are designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional Preferred Stock as ranking senior to the Series B Preferred. Any shares of the Company’s Capital Stock that are senior to the Series B Preferred with respect to rights to dividends and upon liquidation, dissolution or winding-up of the affairs of the Company are hereinafter referred to as “Senior Shares.”

3.           Dividends. Dividends may be declared and paid on the Series B Preferred from funds legally available therefor as and when determined by the Board of Directors. The Series B Preferred shall, with respect to the payment of dividends, rank pari passu with the Common Stock and the Series A Preferred Stock, except as otherwise provided in the Certificate of Incorporation with respect to the priority of the 6% dividend accrual on the Series A Preferred Stock upon a Liquidation Event.

4.           Liquidation.

(a)          The liquidation value per Series B Preferred share, in case of the voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, shall be an amount equal to (i) $1.55 per share (the “Purchase Price”), subject to adjustment in the event of a stock split, stock dividend or similar event applicable to the Series (the “Liquidation Value”).

(b)          In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company (a “Liquidation Event”), the Holders (i) shall not be entitled to receive the Liquidation Value of the shares held by them until the liquidation value of all Senior Liquidation Shares shall have been paid in full, and (ii) shall be entitled to receive the Liquidation Value of such shares held by them in preference to and in priority over any distributions upon the Junior Liquidation Shares. Upon payment in full of the Liquidation Value to which the Holders are entitled, the Holders will not be entitled to any further participation in any distribution of assets by the Company. If the assets of the Company are not sufficient to pay in full the Liquidation Value payable to the Holders and the liquidation value payable to the holders of any Parity Liquidation Shares, the holders of all such shares shall share ratably in such distribution of assets in accordance with the amounts that would be payable on the distribution if the amounts to which the Holders and the holders of Parity Liquidation Shares are entitled were paid in full.

(c)          For purposes of this Section 4, a Change of Control shall be treated as a Liquidation Event and shall entitle each Holder to receive, upon the consummation of such Change of Control, and at such Holder’s option, cash in an amount equal to the Liquidation Value of such Holder’s Series B Preferred shares.

5.           Conversion.

(a)          Right to Convert. Each Holder shall have the right to convert, at any time and from time to time, all or any part of the Series B Preferred shares held by such Holder into such number of fully paid and non-assessable shares of Common Stock (the “Conversion Shares”) as is determined in accordance with the terms hereof (a “Conversion”).

(b)          Automatic Conversion. Each share of Series B Preferred shall automatically be converted into shares of Common Stock at the then-effective Conversion Price immediately upon and contemporaneously with the closing of (i) a firmly underwritten public offering of the Company’s equity securities registered under the Securities Act of 1933, as amended, provided that the public offering results in gross proceeds to the corporation of at least Five Million Dollars ($5,000,000.00); or (ii) a fully marketed public offering listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange.

(c)          Conversion Notice. In order to convert Series B Preferred shares, a Holder shall send to the Company by facsimile or other electronic transmission (provided the Holder has consented to delivery of notice by email or other electronic transmission), at any time prior to 5:00 p.m., Mountain Time, on the Business Day (as used herein, the term “Business Day” shall mean any day except a Saturday, Sunday or day on which the Federal Reserve Bank of San Francisco, California is closed in the ordinary course of business) on which such Holder wishes to effect such Conversion (the “Conversion Date”), a notice of conversion in substantially the form attached as Annex I hereto (a “Conversion Notice”), stating the number of Series B Preferred shares to be converted, and a calculation of the number of shares of Common Stock issuable upon such Conversion in accordance with the formula set forth in Section 5(d) below setting forth the basis for each component thereof, including the details relating to any adjustments made to the Conversion Price. The Holder shall promptly thereafter send the Conversion Notice and the certificate or certificates being converted to the Company. The Company shall issue a new certificate for Series B Preferred to the Holder in the event that less than all of the Series B Preferred represented by a certificate are converted; provided, however, that the failure of the Company to deliver such new certificate shall not affect the right of the Holder to submit a further Conversion Notice with respect to such Series B Preferred and, in any such case, the Holder shall be deemed to have submitted the original of such new certificate at the time that it submits such further Conversion Notice. Except as otherwise provided herein, upon delivery of a Conversion Notice by a Holder in accordance with the terms hereof, such Holder shall, as of the applicable Conversion Date, be deemed for all purposes to be the record owner of the Common Stock to which such Conversion Notice relates. In the case of a dispute between the Company and a Holder as to the calculation of the Conversion Price or the number of Conversion Shares issuable upon a Conversion (including, without limitation, the calculation of any adjustment to the Conversion Price following any adjustment thereof), the Company shall issue to such Holder the number of Conversion Shares that are not disputed within the time periods specified in Section 5(e) below and shall submit the disputed calculations to a certified public accounting firm of national reputation (other than the Company’s regularly retained accountants) within two (2) Business Days following the Corporation’s receipt of such Holder’s Conversion Notice. The Company shall cause such accountant to calculate the Conversion Price as provided herein and to notify the Company and such Holder of the results in writing no later than three (3) Business Days following the day on which such accountant received the disputed calculations (the “Dispute Procedure”). Such accountant’s calculation shall be deemed conclusive absent manifest error. The fees of any such accountant shall be borne by the party whose calculations were most at variance with those of such accountant.

(d)          Number of Conversion Shares. The number of Conversion Shares to be delivered by the Company to a Holder for each share of Series B Preferred pursuant to a Conversion shall be determined by dividing (i) the Purchase Price by (ii) the Conversion Price in effect on the applicable Conversion Date; provided, however, that the number of Conversion Shares issued shall never, when combined with all other then outstanding shares of Common Stock and shares of Common Stock that have been subscribed for or otherwise committed to be issued, exceed the number of shares of Common Stock then authorized to be issued by the Company, and in the event that there are insufficient shares of Common Stock authorized to permit the full Conversion contemplated by any Conversion Notice, the Company will promptly take all such actions necessary so as to permit the full Conversion contemplated by such Conversion Notice as soon as practicable after receipt by the Company of such Conversion Notice. The initial Conversion Price shall be the Purchase Price, which shall be subject to adjustment from time to time as provided in Section 5(f) below.

(e)          Delivery of Conversion Shares. The Company shall, no later than the close of business on the third (3rd) Business Day following the later of the date on which the Company receives a Conversion Notice from a Holder by facsimile or other electronic transmission pursuant to Section 5(c), above, and the date on which the Company receives the related Series B Preferred certificate (such third Business Day, the “Delivery Date”), issue and deliver or cause to be delivered to such Holder the number of Conversion Shares determined pursuant to Section 5(d) above; provided, however, that any Conversion Shares that are the subject of a Dispute Procedure shall be delivered no later than the close of business on the third (3rd) Business Day following the determination made pursuant thereto.

(f)          Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:

(i)          Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after date on which the first share of Series B Preferred was originally issued (the “Original Issue Date”) for the Series B Preferred effect a subdivision of the outstanding Common Stock, the Conversion Rate in effect immediately prior thereto shall be proportionately decreased, and conversely, if the Company shall at any time or from time to time after the Original Issue Date for the Series B Preferred combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(f)(i) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(ii)         Adjustment for Certain Dividends and Distributions. In the event the Company at any time, or from time to time after the Original Issue Date for the Series B Preferred shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price for the Series B Preferred then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price for such Series B Preferred Stock then in effect by a fraction:

(A)  the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B)  the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for the Series B Preferred shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price for the Series B Preferred shall be adjusted pursuant to this Section 5(f)(ii) as of the time of actual payment of such dividends or distributions.

(iii)        Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date for the Series B Preferred shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then and in each such event provision shall be made so that the holders of such Series B Preferred shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had their Series B Preferred been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period under this Section 5(f) with respect to the rights of the holders of the Series B Preferred.

(iv)        Adjustment for Reclassification, Exchange or Substitution. If the Common Stock issuable upon the conversion of the Series B Preferred shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 5(f)), then and in each such event the holder of each share of Series B Preferred shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which such shares of Series B Preferred might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

(v)         Reorganization, Mergers, Consolidations or Sales of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section (e)) or a merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all of the Company’s properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holders of the Series B Preferred shall thereafter be entitled to receive upon conversion of such Series B Preferred, the number of shares of stock or other securities or property of the Company or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5(f) with respect to the rights of the holders of the Series B Preferred after the reorganization, merger, consolidation or sale to the end that the provisions of this Section (e) (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series B Preferred) shall be applicable after that event as nearly equivalent as may be practicable.

(vi)        Certificate of Adjustment. In each case of an adjustment or readjustment of the conversion price for the number of shares of Common Stock or other securities issuable upon conversion of the Series B Preferred, the Company shall compute such adjustment or readjustment in accordance herewith and the Company’s Chief Executive Officer or Chief Financial Officer shall prepare and sign a certificate showing such adjustment or readjustment, and shall mail such certificate by first class mail, postage prepaid or by electronic transmission, if the holder has agreed to such method of notice, to each registered holder of the Series B Preferred at the holder’s address as shown in the Company’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The foregoing notwithstanding, the certificate referred to above shall not be required if the adjustment or readjustment of the Conversion Price amounts to a change of less than one (1) percent.

(f)          Reservation of Shares. Subject to the proviso set forth in Section 5(c) hereof, the Company shall at all times reserve and keep available for issuance upon the conversion of the shares of Series B Preferred the maximum number of each of its authorized but unissued shares of Common Stock as is reasonably anticipated to be sufficient to permit the conversion of all outstanding shares of the Series B Preferred, and shall take all action required to increase the authorized number of shares of Common Stock, or any other actions necessary or desirable, if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all outstanding shares of the Series.

(g)          Fractional Shares. No fractional share shall be issued upon conversion of any share or shares of Series B Preferred. If the conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum of cash equal to the fair market value of such fraction on the date of conversion as determined in good faith by the Board of Directors.

(h)          Payment of Taxes. The Company will pay all taxes (other than taxes based on income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of the shares of Series B Preferred, excluding any tax or other charge imposed in connection with any transfer involving the issue and delivery of shares of Common Stock in the name other than that in which the shares of Series B Preferred so converted were registered.

6.           Status of Shares. All shares of Series B Preferred that are at any time converted pursuant to Section 5 above, and all Series B Preferred shares that are otherwise reacquired by the Company and subsequently canceled by the Board of Directors, shall be retired and shall not be subject to reissuance.

7.           Voting Rights. Except as otherwise required by law, the holders of shares of Series B Preferred shall be entitled to vote on all matters and shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series B Preferred could then be converted, pursuant to the provisions of Section 5 hereof, at the record date for determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Except as otherwise required by law, the holders of Series B Preferred and Common Stock shall vote together and not as separate classes.

8.           Redemption. The Series B Preferred is not subject to redemption.

9.           Restrictions and Limitations. So long as any shares of Series B Preferred remain outstanding, the Company shall not, without the vote or written consent by the holders of at least a majority of the outstanding Series B Preferred, voting together as a single class:

(a)          Amendments to Certificate of Designations. The Company may not amend this Certificate of Designations in a manner that would impair the rights of the holders of the Series B Preferred.

(b)          Additional Issuances. The Company may not (i) increase the authorized number of shares of Series B Preferred; or (ii) authorize the issuance of any Capital Stock with rights, preferences or privileges that would be senior to or pari passu with the Series B Preferred Stock with respect to distribution of assets upon a Liquidation Event.

(c)          Modification of Rights. In the event that the Holders of at least a majority of the outstanding Series B Preferred agree to allow the Company to alter or change the rights, preferences or privileges of the Series B Preferred pursuant to applicable law, no such change shall be effective to the extent that, by its terms, such change applies to less than all of the Series B Preferred then outstanding.

10.          Notices. Any notice required by the provisions of this Certificate shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by electronic transmission in compliance with the provisions of the Delaware General Corporation Law if sent during normal business hours of the recipient, and if not, then on the next Business Day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one(1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each Holder of record at the address of such Holder appearing on the books of the Company.

11.          Certain Definitions. As used in this Certificate, the following terms shall have the following respective meanings:

“Capital Stock” of any person or entity means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in the common stock or preferred stock of such person or entity, including, without limitation, partnership and membership interests.

“Change of Control” means the existence or occurrence of any of the following: (a) the sale, conveyance or disposition of all or substantially all of the assets of the Corporation; (b) the effectuation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (other than as a direct result of normal, uncoordinated trading activities in the Common Stock generally); (c) the consolidation, merger or other business combination of the Company with or into any other entity, immediately following which the prior stockholders of the Company fail to own, directly or indirectly, at least fifty percent (50%) of the voting equity of the surviving entity; (d) a transaction or series of transactions in which any Person or “group” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) acquires more than fifty percent (50%) of the voting equity of the Company; or (e) the replacement of a majority of the Board of Directors with individuals who were not nominated or elected by at least a majority of the directors at the time of such replacement.

“Holder” means any holder of shares of Series B Preferred, all of such holders being the “Holders.”

IN WITNESS WHEREOF, the Company has caused this Certificate to be duly executed on its behalf by its undersigned Chairman and Chief Executive Officer as of December 28, 2015.

SENESTECH, INC.

By:	/s/ Loretta P. Mayer
Loretta P. Mayer, Ph.D.
Chairman of the Board and Chief Executive Officer

ANNEX I

CONVERSION NOTICE

The undersigned hereby elects to convert shares of Series B Preferred Stock (the “Series B Preferred Stock”), represented by stock certificate No(s).                         , into shares of common stock (“Common Stock”) of SenesTech, Inc. (the “Company”) according to the terms and conditions of the Certificate of Designation relating to the Series B Preferred Stock (the “Certificate of Designation”), as of the date written below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Certificate of Designation.

Conversion Date:

Number of Shares of Series B Preferred Stock to be Converted:

Applicable Conversion Price: $

Number of Shares of Common Stock to be Issued:

Name of Holder:

Address:

SIGNATURE

(If an Entity)

By:
Its:

Signature Date:

(If an Individual)

Signature Date: